Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:                      REPORTING ISSUER

MI Developments Inc. ("MID")
455 Magna Drive, 2nd Floor
Aurora, ON  L4G 7A9

ITEM 2:                      DATE OF MATERIAL CHANGE

January 31, 2011

ITEM 3:                      PRESS RELEASE

On January 31, 2011, a press release (the "Press Release") describing the material change was issued by MID and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the Toronto Stock Exchange, to the New York Stock Exchange, to the U.S. Securities and Exchange Commission and to Canada Newswire for publication and dissemination through its Canadian Custom Disclosure and New York Metro networks. The Press Release is attached as Schedule A to this report.

ITEM 4:                      SUMMARY OF MATERIAL CHANGE

On January 31, 2011 MID announced that it had entered into definitive agreements with respect to the reorganization proposal disclosed on December 22, 2010 (the "Reorganization Proposal"), which contemplates the elimination of MID's dual class share capital structure through which Frank Stronach and his family control MID.  The Reorganization Proposal was made by holders of MID's Class A Subordinate Voting Shares representing in excess of 50% of the outstanding Class A Subordinate Voting Shares (the "Initiating Shareholders"), including eight of MID's top ten shareholders, and supported by MID's controlling shareholder (the "Stronach Controlling Shareholder"), which holds 57% of the votes attaching to MID's outstanding shares.

The definitive agreements contemplate that the Reorganization Proposal will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (Ontario).  The shareholders' meeting to consider the arrangement is expected to take place in late March of this year. The arrangement will require the approval of at least: (i) 66⅔% of the votes cast by the holders of Class B Shares and Class A Subordinate Voting Shares, voting together as one class, (ii) 66⅔% of the votes cast by holders of Class B Shares, voting separately as a class, (iii) a majority of the votes cast by minority Class A shareholders, and (iv) a majority of the votes cast by minority Class B shareholders.  The votes represented by the Stronach Controlling Shareholder the Initiating Shareholders and the supporting minority holders of Class B Shares will be sufficient to satisfy all of such voting thresholds.

The Board of Directors of MID (the "Board of Directors") has approved the entering into by MID of the definitive agreements and recommended that shareholders (other than the Stronach

Controlling Shareholder and the shareholders who have executed support agreements as of the date hereof) vote in favour of the Reorganization Proposal after receiving the recommendation of the Special Committee of independent directors of MID (the "Special Committee").

ITEM 5:                      FULL DESCRIPTION OF MATERIAL CHANGE

On January 31, 2011 MID announced that it had entered into definitive agreements with respect to the Reorganization Proposal, which contemplates the elimination of MID's dual class share capital structure through which Frank Stronach and his family control MID.

The Reorganization Proposal was made by the Initiating Shareholders, including eight of MID's top ten shareholders, and is supported by the Stronach Controlling Shareholder.  Each of the Initiating Shareholders and the Stronach Controlling Shareholder has agreed to vote in favour of the Reorganization Proposal.  In addition, shareholders representing in excess of 50% of the outstanding Class B Shares held by minority shareholders have also agreed to vote in favour of the Reorganization Proposal. Neither MID management nor the Board of Directors was involved in the negotiation of the Reorganization Proposal.

The Reorganization Proposal will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (Ontario).  The shareholders' meeting to consider the arrangement is expected to take place in late March of this year. The arrangement will require the approval of at least: (i) 66⅔% of the votes cast by the holders of Class B Shares and Class A Subordinate Voting Shares, voting together as one class, (ii) 66⅔% of the votes cast by holders of Class B Shares, voting separately as a class, (iii) a majority of the votes cast by minority Class A shareholders, and (iv) a majority of the votes cast by minority Class B shareholders.  The votes represented by the Stronach Controlling Shareholder, the Initiating Shareholders and the supporting minority holders of Class B Shares will be sufficient to satisfy all of such voting thresholds.

The arrangement also requires approval by the Ontario Superior Court of Justice at a hearing to be held following the shareholders' meeting.  If approved, the arrangement is expected to close by the earlier of June 30, 2011 and the receipt of an advance income tax ruling from the Canada Revenue Agency which will be applied for in connection with the Reorganization Proposal.

Terms of the Transaction

The Reorganization Proposal contemplates the elimination of MID's dual class share structure through:

•
The cancellation of all 363,414 Class B Shares held by the Stronach Controlling Shareholder upon the transfer to the Stronach Controlling Shareholder of MID's horseracing, gaming and certain real estate development and other assets (and associated liabilities), and US$20 million of working capital as of January 1, 2011 (the " Assets"). The Assets include: Santa Anita Park; Golden Gate Fields; MID's joint venture interests in Maryland Jockey Club's real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility); Gulfstream Park and MID's joint venture interest in the associated retail development; Portland Meadows; horseracing technology assets including

Xpressbet® and AmTote; and substantially all properties owned by MID as described under "Real Estate Business - Development Properties" in note 6(a) of the notes to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010.

•
The purchase for cancellation by MID of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares, which following cancellation of the Class B Shares will be renamed Common Shares.

Upon completion of the Reorganization Proposal, MID will retain its income producing real estate property business and will be restricted from engaging in, or having an interest in, directly or indirectly, any business relating to horse racing or gaming, and the Board of Directors of MID will be comprised of directors elected by shareholders at the shareholders' meeting, with the nominees for election being proposed by the Initiating Shareholders.  The proposed Board of Directors following completion of the Reorganization Proposal will be identified in the management information circular to be mailed to shareholders in connection with the shareholders' meeting to approve the Reorganization Proposal.

Until the completion of the Reorganization Proposal, the Assets (including MID's racing and gaming business) are to be operated separately from the real estate business of MID, except that MID will contribute to the Assets cash in the amount of US$2.5 million in respect of January 2011 and US$3.8 million per month in respect of the period from February 1, 2011 to closing of the Reorganization Proposal.  The Stronach Controlling Shareholder will have a right of second refusal in respect of the Magna International corporate properties in Aurora, Ontario and in Oberwaltersdorf, Austria and a right of first refusal in respect of the MID corporate headquarters in Aurora, Ontario.  In addition, effective upon closing, the applicable Initiating Shareholders will dismiss without costs the litigation against MID and certain related parties filed with the Ontario Superior Court of Justice and the Initiating Shareholders, the Stronach Controlling Shareholder and MID will provide mutual releases, including to the directors and officers of MID.  MID has agreed to reimburse the Initiating Shareholders for their reasonable legal and advisory fees incurred in connection with the Reorganization Proposal and up to US$1 million for other legal and advisory fees, and to reimburse the Stronach Shareholder for up to US$1 million of legal and advisory fees incurred in connection with the Reorganization Proposal.

The principal closing conditions of the Reorganization Proposal include receipt of required MID shareholder approvals, receipt of court approvals, there being no material adverse change in the affairs of MID, and implementation of the Reorganization Proposal by June 30, 2011.

Recommendation by the Board of Directors and Special Committee

Following receipt of the Reorganization Proposal, the Board of Directors constituted a Special Committee of independent directors to review the Reorganization Proposal and make recommendations to the Board of Directors. The Board of Directors has approved the entering into by MID of the definitive agreements and recommended that shareholders (other than the Stronach Controlling Shareholder and the shareholders who have executed support agreements as of the date hereof) vote in favour of the Reorganization Proposal after receiving the recommendation of the Special Committee.  In approving the definitive agreements and making its recommendation to shareholders, each of the Board of Directors and the Special Committee considered the formal valuations prepared by Blair Franklin Capital Partners Inc. ("Blair Franklin") and a number of factors relating to the substantive and procedural fairness of the Reorganization Proposal.

As required by applicable securities laws, Blair Franklin prepared a formal valuation of the Assets under the supervision of the Special Committee and determined that, subject to the assumptions, qualifications and limitations contained therein, the fair market value of the Assets was in the range of US$585 million to US$730 million or approximately US$1,610 to US$2,009 per Class B Share held by the Stronach Controlling Shareholder.  Blair Franklin also prepared a formal valuation of the Class B Shares (with the Class B Shares treated as being identical in all terms with the Class A Subordinate Voting Shares for purposes of the valuation and with no adjustments to reflect whether the Class B Shares form part of a controlling interest) and of the renamed Common Shares which are to be received by the holders of Class B Shares (other than the Stronach Controlling Shareholder) and which are also the shares that will be retained by the existing holders of Class A Subordinate Voting Shares following implementation of the Reorganization Proposal.  Blair Franklin determined that, subject to the assumptions, qualifications and limitations contained in its formal valuation, the fair market value of the Class B Shares was in the range of US$42 to US$50 per share and that the fair market value of the renamed Common Shares was in the range of US$29 to US$34.50 per share, implying consideration of US$34.80 to US$41.40 per Class B Share (other than Class B Shares held by the Stronach Controlling Shareholder).

The principal factors relating to substantive fairness considered by the Board of Directors and the Special Committee were as follows:

•
The Reorganization Proposal was negotiated on an arm's length basis between the Initiating Shareholders, on the one hand, and the Stronach Controlling Shareholder, on the other hand.  The Initiating Shareholders include sophisticated, Canadian and U.S. based fund managers many of whom have been long time investors in MID and who have substantial holdings of Class A Subordinate Voting Shares.

•
The current trading price of the Class A Subordinate Voting Shares indicates that either or both of the existence of the dual class share structure of MID and MID's continued financial support of its racing and gaming business has had a negative effect on the trading price of the Class A Subordinate Voting Shares relative to the trading price of the Class A Subordinate Voting Shares which would otherwise result if MID eliminated its dual class share structure and disposed of its interest in its racing and gaming business and traded solely on the basis of its real estate business.  However, the Board of Directors and the Special Committee cannot provide any assurances as to future trading prices or the basis on which investors or analysts will assess MID.

•
The value to be received by the Stronach Controlling Shareholder in connection with the collapse of the dual-class share structure, in the form of the transfer of the Assets upon the cancellation of its Class B Shares, is outside of the range of the consideration paid for comparable transactions relating to the collapse of a dual-class share structure.  The formal valuation of the Assets provides for a fair market value in the range of US$585 million to

$730 million, or approximately US$1,610 to US$2,009 for each Class B Share held by the Stronach Controlling Shareholder.  Similarly, the dilution of the economic interests of holders the Class A Subordinate Voting Shares, being approximately 31%, is significant and is well outside the range for comparable transactions.

Other factors relating to substantive fairness considered by the Board of Directors and the Special Committee include the following: the Reorganization Proposal provides for the resolution of the fundamental disagreement between the Stronach Controlling Shareholder and the holders of a large proportion of the Class A Subordinate Voting Shares regarding the business of MID; the disposition of the racing and gaming business is consistent with the objectives of a series of forbearance terms which had been required by the independent directors of MID in its consideration of various transactions and proposals, including following the acquisition of the racing and gaming business in 2010; despite the 20% premium extended to the holders of the Class B Shares (other than the Stronach Controlling Shareholder), the dilution resulting from the purchase for cancellation of each outstanding Class B Share not owned by the Stronach Controlling Shareholder is not material; any historical advantage for MID's relationship with its primary tenant, Magna International Inc., which may have been perceived as resulting from having Magna International Inc. and MID under the common control of the Stronach Trust is no longer applicable as the Stronach Trust no longer controls Magna International Inc.; the small equity interest in MID held by the Stronach Controlling Shareholder through its Class B Shares provides for minimal incentive for the Stronach Controlling Shareholder to seek or to support a change of control transaction; the elimination of the Class B Shares would facilitate change of control transactions, with all remaining shareholders receiving their pro rata share of any control premium for the Common Shares; all holders of Common Shares will have a vote in proportion to their relative equity stake in MID; the elimination of the dual-class share structure may potentially enhance liquidity for the Class A Subordinate Voting Shares; and there exists no "sunset" clause or other provision pursuant to which the dual-class share structure would otherwise terminate as of a specified date.

Factors relating to procedural fairness considered by the Board of Directors and the Special Committee include the following: the Reorganization Proposal was negotiated on an arm's length basis between the Initiating Shareholders, on the one hand, and the Stronach Controlling Shareholder, on the other hand; the extensive review of the Reorganization Proposal by the Special Committee with the benefit of advice from independent financial and legal advisors; the Reorganization Proposal must be approved by the requisite levels of shareholder approval; the management information circular will contain detailed disclosure regarding the Reorganization Proposal; completion of the Reorganization Proposal will be subject to a judicial determination as to its fairness; holders of Class B Shares will have dissent rights; no substantive change is being made to the terms of the Class A Subordinate Voting Shares; none of the Special Committee, the Board of Directors or MID management participated in the negotiation of the Reorganization Proposal made on December 22, 2010; MID is unable to effectively explore an alternative proposal or arrangement for a change of control transaction or to eliminate the dual class share structure of MID without the participation and support of the Stronach Controlling Shareholder; and the Special Committee did not seek or receive any fairness opinion in respect of the Reorganization Proposal.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7:                      OMITTED INFORMATION

Not applicable.

ITEM 8:                      SENIOR OFFICER

The following senior officer of MID is knowledgeable about the material change and this report:

Rocco Liscio

Executive Vice-President and Chief Financial Officer

(905) 726-7507

ITEM 9:                      DATE OF REPORT

DATED February 4, 2011

by	(signed) Rocco Liscio
Rocco Liscio
Executive Vice-President and Chief Financial Officer

SCHEDULE A

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario L4G 7A9 Tel (905) 726-7507 Fax (905) 713-6332

MI DEVELOPMENTS ENTERS INTO AGREEMENTS
FOR SHAREHOLDERS TO CONSIDER ELIMINATION OF ITS DUAL CLASS SHARE STRUCTURE

January 31, 2011, Aurora, Ontario, Canada – MI Developments Inc. ("MID") (TSX: MIM.A, MIM.B; NYSE: MIM) announced today that it has entered into definitive agreements with respect to the reorganization proposal disclosed on December 22, 2010 which contemplates the elimination of MID's dual class share capital structure through which Frank Stronach and his family control MID.

The reorganization proposal was made by holders of MID's Class A Subordinate Voting Shares representing in excess of 50% of the outstanding Class A Subordinate Voting Shares (the "Initiating Shareholders"), including eight of MID's top ten shareholders, and is supported by MID's controlling shareholder (the "Stronach Controlling Shareholder"), which holds 57% of the votes attaching to MID's outstanding shares. Each of the Initiating Shareholders and the Stronach Controlling Shareholder has agreed to vote in favour of the proposed reorganization.  In addition, shareholders representing in excess of 50% of the outstanding Class B Shares held by minority shareholders have also agreed to vote in favour of the proposed reorganization. Neither MID management nor the MID Board was involved in the negotiation of the reorganization proposal received on December 22, 2010.

The proposed reorganization will be implemented pursuant to a court-approved plan of arrangement under the Business Corporations Act (Ontario).  The shareholders' meeting to consider the arrangement is expected to take place in late March of this year. The arrangement will require the approval of at least: (i) 66⅔% of the votes cast by the holders of Class B Shares and Class A Subordinate Voting Shares, voting together as one class, (ii) 66⅔% of the votes cast by holders of Class B Shares, voting separately as a class, (iii) a majority of the votes cast by minority Class A shareholders, and (iv) a majority of the votes cast by minority Class B shareholders.  The votes represented by the Stronach Controlling Shareholder, the Initiating Shareholders and the supporting minority holders of Class B Shares will be sufficient to satisfy all of such voting thresholds.

The arrangement also requires approval by the Ontario Superior Court of Justice at a hearing to be held following the shareholders' meeting.  If approved, the arrangement is expected to close by the earlier of June 30, 2011 and the receipt of an advance income tax ruling from the Canada Revenue Agency which will be applied for in connection with the reorganization proposal.

Following receipt of the reorganization proposal on December 22, 2010, the Board of Directors of MID constituted a Special Committee of independent directors of MID to review the reorganization proposal and make recommendations to the MID Board. The MID Board has approved the entering into by MID of the definitive agreements and recommended that shareholders (other than the Stronach Controlling Shareholder and the shareholders who have executed support agreements as of the date hereof) vote in favour of the proposed reorganization after receiving the recommendation of the Special Committee. The Special Committee received independent legal advice from Borden Ladner Gervais LLP.  The Special Committee retained Blair Franklin Capital Partners Inc. ("Blair Franklin") to prepare independent formal valuations and to provide certain other financial analysis.  MID received legal advice from Davies Ward Phillips & Vineberg LLP.

Terms of the Transaction

The reorganization proposal contemplates the elimination of MID's dual class share structure through:

o
The cancellation of all 363,414 Class B Shares held by the Stronach Controlling Shareholder upon the transfer to the Stronach Controlling Shareholder of MID's horseracing, gaming and certain real estate development and other assets (and associated liabilities), and US$20 million of working capital as of January 1, 2011 (the " Assets"). The Assets include: Santa Anita Park; Golden Gate Fields; MID's joint venture interests in Maryland Jockey Club's real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility); Gulfstream Park and MID's joint venture interest in the associated retail development; Portland Meadows; horseracing technology assets including Xpressbet® and AmTote; and substantially all properties owned by MID as described under "Real Estate Business - Development Properties" in note 6(a) of the notes to the amended and restated interim consolidated financial statements of MID for the period ended September 30, 2010.

o
The purchase for cancellation by MID of each of the other 183,999 Class B Shares in consideration for 1.2 Class A Subordinate Voting Shares, which following cancellation of the Class B Shares will be renamed Common Shares.

Upon completion of the reorganization proposal, MID will retain its income producing real estate property business and will be restricted from engaging in, or having an interest in, directly or indirectly, any business relating to horse racing or gaming, and the Board of Directors of MID will be comprised of directors elected by shareholders at the shareholders' meeting, with the nominees for election being proposed by the Initiating Shareholders.  The proposed Board of Directors following completion of the reorganization proposal will be identified in the management information circular to be mailed to shareholders in connection with the shareholders' meeting to approve the reorganization proposal.

Until the completion of the reorganization proposal, the Assets (including MID's racing and gaming business) are to be operated separately from the real estate business of MID, except that MID will contribute to the Assets cash in the amount of US$2.5 million in respect of January 2011 and US$3.8 million per month in respect of the period from February 1, 2011 to closing of the reorganization proposal.  The Stronach Controlling Shareholder will have a right of second refusal in respect of the Magna International corporate properties in Aurora, Ontario and in Oberwaltersdorf, Austria and a right of first refusal in respect of the MID corporate headquarters in Aurora, Ontario.  In addition, effective upon closing, the applicable Initiating Shareholders will dismiss without costs the litigation against MID and certain related parties filed with the Ontario Superior Court of Justice and the Initiating Shareholders, the Stronach Controlling Shareholder and MID will provide mutual releases, including to the directors and officers of MID.  MID has agreed to reimburse the Initiating Shareholders for their reasonable legal and advisory fees incurred in connection with the reorganization proposal and up to US$1 million for other legal and advisory fees, and to reimburse the Stronach Shareholder for up to US$1 million of legal and advisory fees incurred in connection with the reorganization proposal.

The principal closing conditions of the reorganization proposal include receipt of required MID shareholder approvals, receipt of court approvals, there being no material adverse change in the affairs of MID, and implementation of the reorganization proposal by June 30, 2011.

Recommendation of the Board and the Special Committee

In approving the definitive agreements and making its recommendation that shareholders (other than the Stronach Controlling Shareholder and the shareholders who have executed support agreements as of the date hereof) vote in favour of the reorganization proposal, the Board of Directors and the Special Committee considered the formal valuations prepared by Blair Franklin and a number of factors relating to the substantive and procedural fairness of the reorganization proposal.

As required by applicable securities laws, Blair Franklin prepared a formal valuation of the Assets under the supervision of the Special Committee and determined that, subject to the assumptions, qualifications and limitations contained therein, the fair market value of the Assets was in the range of US$585 million to US$730 million or approximately US$1,610 to US$2,009 per Class B Share held by the Stronach Controlling Shareholder.  Blair Franklin also prepared a formal valuation of the Class B Shares (with the Class B Shares treated as being identical in all terms with the Class A Subordinate Voting Shares for purposes of the valuation and with no adjustments to reflect whether the Class B Shares form part of a controlling interest) and of the renamed Common Shares which are to be received by the holders of Class B Shares (other than the Stronach Controlling Shareholder) and which are also the shares that will be retained by the existing holders of Class A Subordinate Voting Shares following implementation of the reorganization proposal.  Blair Franklin determined that, subject to the assumptions, qualifications and limitations contained in its formal valuation, the fair market value of the Class B Shares was in the range of US$42 to US$50 per share and that the fair market value of the renamed Common Shares was in the range of US$29 to US$34.50 per share, implying consideration of US$34.80 to US$41.40 per Class B Share (other than Class B Shares held by the Stronach Controlling Shareholder).

The principal factors relating to substantive fairness considered by the Board and the Special Committee were as follows:

•
The reorganization proposal was negotiated on an arm's length basis between the Initiating Shareholders, on the one hand, and the Stronach Controlling Shareholder, on the other hand.  The Initiating Shareholders include sophisticated, Canadian and U.S. based fund managers many of whom have been long time investors in MID and who have substantial holdings of Class A Subordinate Voting Shares.

•
The current trading price of the Class A Subordinate Voting Shares indicates that either or both of the existence of the dual class share structure of MID and MID's continued financial support of its racing and gaming business has had a negative effect on the trading price of the Class A Subordinate Voting Shares relative to the trading price of the Class A Subordinate Voting Shares which would otherwise result if MID eliminated its dual class share structure and disposed of its interest in its racing and gaming business and traded solely on the basis of its real estate business.  However, the Board and the Special Committee cannot provide any assurances as to future trading prices or the basis on which investors or analysts will assess MID.

•
The value to be received by the Stronach Controlling Shareholder in connection with the collapse of the dual-class share structure, in the form of the transfer of the Assets upon the cancellation of its Class B Shares, is outside of the range of the consideration paid for comparable transactions relating to the collapse of a dual-class share structure.  The formal valuation of the Assets provides for a fair market value in the range of US$585 million to $730 million, or approximately US$1,610 to US$2,009 for each Class B Share held by the Stronach Controlling Shareholder.  Similarly, the dilution of the economic interests of holders the Class A Subordinate Voting Shares, being approximately 31%, is significant and is well outside the range for comparable transactions.

Other factors relating to substantive fairness considered by the Board and the Special Committee include the following: the reorganization proposal provides for the resolution of the fundamental disagreement between the Stronach Controlling Shareholder and the holders of a large proportion of the Class A Subordinate Voting Shares regarding the business of MID; the disposition of the racing and gaming business is consistent with the objectives of a series of forbearance terms which had been required by the independent directors of MID in its consideration of various transactions and proposals, including following the acquisition of the racing and gaming business in 2010; despite the 20% premium extended to the holders of the Class B Shares (other than the Stronach Controlling Shareholder), the dilution resulting from the purchase for cancellation of each outstanding Class B Share not owned by the Stronach Controlling Shareholder is not material; any historical advantage for MID's relationship with its primary tenant, Magna International Inc., which may have been perceived as resulting from having Magna International Inc. and MID under the common control of the Stronach Trust is no longer applicable as the

Stronach Trust no longer controls Magna International Inc.; the small equity interest in MID held by the Stronach Controlling Shareholder through its Class B Shares provides for minimal incentive for the Stronach Controlling Shareholder to seek or to support a change of control transaction; the elimination of the Class B Shares would facilitate change of control transactions, with all remaining shareholders receiving their pro rata share of any control premium for the Common Shares; all holders of Common Shares will have a vote in proportion to their relative equity stake in MID; the elimination of the dual-class share structure may potentially enhance liquidity for the Class A Subordinate Voting Shares; and there exists no "sunset" clause or other provision pursuant to which the dual-class share structure would otherwise terminate as of a specified date.

Factors relating to procedural fairness considered by the Board and the Special Committee include the following: the reorganization proposal was negotiated on an arm's length basis between the Initiating Shareholders, on the one hand, and the Stronach Controlling Shareholder, on the other hand; the extensive review of the reorganization proposal by the Special Committee with the benefit of advice from independent financial and legal advisors; the reorganization proposal must be approved by the requisite levels of shareholder approval; the management information circular will contain detailed disclosure regarding the reorganization proposal; completion of the reorganization proposal will be subject to a judicial determination as to its fairness; holders of Class B Shares will have dissent rights; no substantive change is being made to the terms of the Class A Subordinate Voting Shares; none of the Special Committee, the Board or MID management participated in the negotiation of the reorganization proposal made on December 22, 2010; MID is unable to effectively explore an alternative proposal or arrangement for a change of control transaction or to eliminate the dual class share structure of MID without the participation and support of the Stronach Controlling Shareholder; and the Special Committee did not seek or receive any fairness opinion in respect of the reorganization proposal.

The management information circular to be mailed in connection with the reorganization proposal will contain further details of the factors referred to above, other considerations which the Board of Directors and Special Committee of MID believe shareholders should take into account, a summary of the advice received by the Special Committee, the background to the reorganization proposal, the process followed by the Board of Directors and the Special Committee in reviewing the reorganization proposal, and the formal valuations of the Assets, the Class B Shares and the Common Shares.

Additional Information

A copy of the definitive agreements entered into today by MID in respect of the reorganization proposal will be available at www.sedar.com.

MID cautions shareholders and others considering trading in securities of MID that the reorganization proposal is subject to certain material conditions, some of which are beyond MID’s control, including shareholder and court approval, and there can be no assurance that the transaction contemplated by the reorganization proposal, or any other transaction, will be completed.

For further information about this press release, please contact Rocco Liscio, MID's Executive Vice-President and Chief Financial Officer, at 905-726-7507.

About MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. Additionally, MID owns Santa Anita Park, Golden Gate Fields, Gulfstream Park (including an interest in The Village at Gulfstream ParkTM, a joint venture with Forest City Enterprises, Inc.), an interest in joint ventures in The Maryland

Jockey Club with Penn National Gaming, Inc., Portland Meadows, AmTote and XpressBet®, and through some of these assets, is a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. For further information about MID, please visit www.midevelopments.com or call 905-713-6322. MID's filings can be found At www.sedar.com and www.sec.gov you can also find MID's filings.

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

Notice to Investors

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.

Forward Looking Statements

This press release contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements include statements regarding MID's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.